SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Stitch Fix, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00002 per share

(Title of Class of Securities)

860897107

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 860897107	13G

1.	Names of Reporting Persons Steven Anderson
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 24,622,309(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 24,622,309(1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,622,309(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 72.9%(2)(3)(4)
12.	Type of Reporting Person (see instructions) IN

(1)	Consists of (i) 16,157,915 shares of Class B common stock held by Baseline Ventures 2009, LLC (“BV2009”), (ii) 7,921,083 shares of Class B common stock held by Baseline Increased Exposure Fund, LLC (“BIE”), (iii) 277,911 shares of Class B common stock held by Baseline Encore, L.P. (“BE”) and (iv) 265,400 shares of Class B common stock held by Baseline Cable Car, LLC (“BCC”). Baseline Ventures 2009 Associates, LLC (“BVA 2009”) is the general partner of BV 2009, Baseline Increased Exposure Fund Associates, LLC (“BIEA”) is the general partner of BIE and Baseline Encores Associates, LLC (“BEA”) is the general partner of BE. The reporting person is the general partner of BVA 2009, BIEA, BEA and BCC.
(2)	Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.
(3)	The percent of class was calculated based on 33,797,866 shares of Class A common stock (assuming the conversion of the 24,622,309 shares of Class B Common Stock held by the reporting person) as of December 31, 2017. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 25.4%.
(4)	The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 24,622,309 shares of Class B common stock held by the reporting person represent 27.8% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2017.

CUSIP No. 860897107	13G

1.	Names of Reporting Persons Baseline Ventures 2009, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 16,157,915(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 16,157,915(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,157,915(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 63.8%(1)(2)(3)
12.	Type of Reporting Person (see instructions) OO

(1)	Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.
(2)	The percent of class was calculated based on 25,333,472 shares of Class A common stock (assuming the conversion of the 16,157,915 shares of Class B Common Stock held by the reporting person) as of December 31, 2017. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 16.7%.
(3)	The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 16,157,915 shares of Class B common stock held by the reporting person represent 18.2% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2017.

CUSIP No. 860897107	13G

1.	Names of Reporting Persons Baseline Increased Exposure Fund, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 7,921,083(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,921,083(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,921,083(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 46.3%(1)(2)(3)
12.	Type of Reporting Person (see instructions) OO

(1)	Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.
(2)	The percent of class was calculated based on 17,096,640 shares of Class A common stock (assuming the conversion of the 7,921,083 shares of Class B Common Stock held by the reporting person) as of December 31, 2017. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 8.2%.
(3)	The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 7,921,083 shares of Class B common stock held by the reporting person represent 8.9% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2017.

CUSIP No. 860897107	13G

1.	Names of Reporting Persons Baseline Encore, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 277,911(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 277,911(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 277,911(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.9%(1)(2)(3)
12.	Type of Reporting Person (see instructions) PN

(1)	Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.
(2)	The percent of class was calculated based on 9,453,468 shares of Class A common stock (assuming the conversion of the 277,911 shares of Class B Common Stock held by the reporting person) as of December 31, 2017. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 0.3%.
(3)	The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 277,911 shares of Class B common stock held by the reporting person represent 0.3% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2017.

CUSIP No. 860897107	13G

1.	Names of Reporting Persons Baseline Cable Car, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 265,400(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 265,400(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 265,400(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.8%(1)(2)(3)
12.	Type of Reporting Person (see instructions) OO

(1)	Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.
(2)	The percent of class was calculated based on 9,440,957 shares of Class A common stock (assuming the conversion of the 265,400 shares of Class B Common Stock held by the reporting person) as of December 31, 2017. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 0.3%.
(3)	The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 265,400 shares of Class B common stock held by the reporting person represent 0.3% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2017.

CUSIP No. 860897107	13G

1.	Names of Reporting Persons Baseline Ventures 2009 Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 16,157,915(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 16,157,915(1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,157,915(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 63.8%(1)(2)(3)(4)
12.	Type of Reporting Person (see instructions) OO

(1)	Consists of shares of Class B common stock held by BV 2009. The reporting person is the general partner of BV 2009.
(2)	Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.
(3)	The percent of class was calculated based on 25,333,472 shares of Class A common stock (assuming the conversion of the 16,157,915 shares of Class B Common Stock held by the reporting person) as of December 31, 2017. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 16.7%.
(4)	The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 16,157,915 shares of Class B common stock held by the reporting person represent 18.2% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2017.

CUSIP No. 860897107	13G

1.	Names of Reporting Persons Baseline Increased Exposure Fund Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 7,921,083(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,921,083(1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,921,083(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 46.3%(1)(2)(3)(4)
12.	Type of Reporting Person (see instructions) OO

(1)	Consists of shares of Class B common stock held by BIE. The reporting person is the general partner of BIE.
(2)	Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.
(3)	The percent of class was calculated based on 17,096,640 shares of Class A common stock (assuming the conversion of the 7,921,083 shares of Class B Common Stock held by the reporting person) as of December 31, 2017. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 8.2%.
(4)	The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 7,912,083 shares of Class B common stock held by the reporting person represent 8.9% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2017.

CUSIP No. 860897107	13G

1.	Names of Reporting Persons Baseline Encore Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 277,911(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 277,911(1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 277,911(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.9%(1)(2)(3)(4)
12.	Type of Reporting Person (see instructions) OO

(1)	Consists of shares of Class B common stock held by BE. The reporting person is the general partner of BE.
(2)	Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.
(3)	The percent of class was calculated based on 9,453,468 shares of Class A common stock (assuming the conversion of the 277,911 shares of Class B Common Stock held by the reporting person) as of December 31, 2017. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 0.3%.
(4)	The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 277,911 shares of Class B common stock held by the reporting person represent 0.3% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2017.

Item 1(a).	Name of Issuer: Stitch Fix, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1 Montgomery Street

Suite 1500

San Francisco, CA 94104

Item 2(a).	Name of Person Filing:

Steven Anderson

Baseline Ventures 2009, LLC (“BV 2009”)

Baseline Increased Exposure Fund, LLC (“BIE”)

Baseline Encore, L.P. (“BE”)

Baseline Cable Car, LLC (“BCC”)

Baseline Ventures 2009 Associates, LLC (“BVA 2009”)

Baseline Increased Exposure Fund Associates, LLC (“BIEA”)

Baseline Encore Associates, L.P. (“BEA”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Baseline Ventures

42 Shady Lane

Ross, CA 94597

Item 2(c).	Citizenship:

All entities were organized in Delaware. Mr. Anderson is United States citizen.

Item 2(d).	Title of Class of Securities: Class A common stock

Item 2(e).	CUSIP Number: 860897107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

The following information with respect to the ownership of Class A common stock by the Reporting Person filing this statement on Schedule 13G is provided as of December 31, 2017:

Reporting Person	Class A Common Stock Held Directly	Class B Common Stock Held Directly	(a) Amount Beneficially Owned	(b) Percent of Class	(c) Number of shares as to which such person has:
					(i) Sole Voting Power	(ii) Shared Voting Power	(iii) Sole Dispositive Power	(iv) Shared Dispositive Power
Steven Anderson(1)(2)(3)	0	24,622,309	24,622,309	72.9%	24,622,309	0	24,622,309	0
BV 2009(2)(4)	0	16,157,915	16,157,915	63.8%	16,157,915	0	16,157,915	0
BIE(2)(5)	0	7,921,083	7,921,083	46.3%	7,921,083	0	7,921,083	0
BE(2)(6)	0	277,911	277,911	2.9%	277,911	0	277,911	0
BCC(2)(7)	0	265,400	265,400	2.8%	265,400	0	265,400	0
BVA 2009(2)(4)	0	16,157,915	16,157,915	63.8%	16,157,915	0	16,157,915	0
BIEA(2)(5)	0	7,921,083	7,921,083	46.3%	7,921,083	0	7,921,083	0
BEA(2)(6)	0	277,911	277,911	2.9%	277,911	0	277,911	0

(1)	Consists of (i) 16,157,915 shares of Class B common stock held by BV2009, (ii) 7,921,083 shares of Class B common stock held by BIE, (iii) 277,911 shares of Class B common stock held by BE and (iv) 265,400 shares of Class B common stock held by BCC. BVA 2009 is the general partner of BV 2009, BIEA is the general partner of BIE and BEA is the general partner of BE. The reporting person is the general partner of BVA 2009, BIEA, BEA and BCC.
(2)	Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.
(3)	The percent of class was calculated based on 33,797,866 shares of Class A common stock (assuming the conversion of the 24,622,309 shares of Class B Common Stock held by the reporting person) as of December 31, 2017. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 25.4%. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 24,622,309 shares of Class B common stock held by the reporting person represent 27.8% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2017.
(4)	The percent of class was calculated based on 25,333,472 shares of Class A common stock (assuming the conversion of the 16,157,915 shares of Class B Common Stock held by the reporting person) as of December 31, 2017. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 16.7%. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 16,157,915 shares of Class B common stock held by the reporting person represent 18.2% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2017..
(5)	The percent of class was calculated based on 17,096,640 shares of Class A common stock (assuming the conversion of the 7,921,083 shares of Class B Common Stock held by the reporting person) as of December 31, 2017. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 8.2%. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 7,921,083 shares of Class B common stock held by the reporting person represent 8.9% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2017.

(6)	The percent of class was calculated based on 9,453,468 shares of Class A common stock (assuming the conversion of the 277,911 shares of Class B Common Stock held by the reporting person) as of December 31, 2017. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 0.3%. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 277,911 shares of Class B common stock held by the reporting person represent 0.3% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2017.
(7)	The percent of class was calculated based on 9,440,957 shares of Class A common stock (assuming the conversion of the 265,400 shares of Class B Common Stock held by the reporting person) as of December 31, 2017. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 0.3%. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 265,400 shares of Class B common stock held by the reporting person represent 0.3% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2017.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018

BASELINE VENTURES 2009, LLC		BASELINE VENTURES 2009 ASSOCIATES, LLC

By:	Baseline Ventures 2009 Associates, LLC,
its General Partner

		By:	/s/ Steven Anderson
Name: Steven Anderson
By:	/s/ Steven Anderson		Title: Sole Member
Name: Steven Anderson
Title: Sole Member

BASELINE ENCORE L.P.		BASELINE ENCORE ASSOCIATES, LLC

By:	Baseline Encore Associates, LLC,
its General Partner
		By:	/s/ Steven Anderson
Name: Steven Anderson
By:	/s/ Steven Anderson		Title: Sole Member
Name: Steven Anderson
Title: Sole Member

BASELINE INCREASED EXPOSURE FUND, LLC		BASELINE INCREASED EXPOSURE FUND ASSOCIATES, LLC

By:	Baseline Increased Exposure Fund Associates, LLC,
	its General Partner	By:	/s/ Steven Anderson
Name: Steven Anderson
Title: Sole Member
By:	/s/ Steven Anderson
Name: Steven Anderson
Title: Sole Member

BASELINE CABLE CAR, LLC

By:	/s/ Steven Anderson	By:	/s/ Steven Anderson
	Name: Steven Anderson		Name: Steven Anderson
Title: Sole Member

EXHIBITS

A:	Joint Filing Agreement